February 17, 2016

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

The Priceline Group Inc. (the “Issuer”) hereby provides notice that disclosure of activity described in Section 13(r) of the Act has been included in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 17, 2016. Such disclosure contains the information required by Section 13(r)(2) of the Act.

Sincerely,

THE PRICELINE GROUP INC.

By:	/s/ Stephen B. Sonne
	Name:	Stephen B. Sonne
	Title:	Senior Vice President and Associate General Counsel